ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated February 26, 2010

UBS AG $• Return Optimization Securities with Contingent Protection
Linked to the S&P 500® Index due on or about March 28, 2013

Enhanced Return Strategies for Moderate Return Environment

Investment Description

Return Optimization Securities with Contingent Protection (“ROS”) are senior unsecured debt securities issued by UBS AG (“UBS”) linked to the performance of the S&P 500® Index (“Index”). ROS are designed to enhance index returns in a moderate-return environment — meaning an environment in which stocks generally experience moderate appreciation. If the Index Return is positive, at maturity you will receive your principal plus 1.5 times the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is between 0 and -30% (inclusive), at maturity you will receive your principal. If the Index Return is below -30% (the “Trigger Level”), at maturity you will lose 1% (or a fraction thereof) of your principal for every 1% (or a fraction thereof) that the Index Return is below 0%. Accordingly, if the Index has declined more than 30% as of the Final Valuation Date, you may lose up to 100% of your principal. The contingent protection feature applies only if you hold your ROS to maturity. Any payment on the ROS, including any contingent protection feature, is subject to the creditworthiness of UBS.

Features
☐	Core Investment Opportunity: At maturity, the ROS enhance any positive returns of the Index up to the Maximum Gain while providing a contingent initial cushion from negative Index Returns. In moderate-return environments, this strategy provides an opportunity to outperform investments that track the performance of the Index.
☐	Contingent Protection of Principal: At maturity, you may be entitled to receive a cash payment equal to your principal under certain limited circumstances even though the Index Return is negative. Contingent protection only applies if the ROS are held to maturity, and is subject to the creditworthiness of UBS.

Key Dates*

Trade Date	March 26, 2010
Settlement Date	March 31, 2010
Final Valuation Date	March 22, 2013
Maturity Date	March 28, 2013
*	Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and the Maturity Date will be changed to ensure that the stated term of the ROS remains the same.
Security Offering

We are offering the Return Optimization Securities with Contingent Protection linked to the S&P 500® Index. The return on the ROS are subject to, and will not exceed, the predetermined Maximum Gain nor the corresponding Maximum Payment at Maturity per $10.00 Security, both of which will be determined on the Trade Date. The ROS are offered at a minimum investment of $1,000, or 100 securities at $10.00 per security, and integral multiples of $10.00 in excess thereof.

Securities	Index Symbol*	Maximum Gain**	Maximum Payment at Maturity per $10.00 Security**	Trigger Level***	CUSIP	ISIN
ROS linked to the S&P 500® Index	SPX	40% to 45%	$14.00 to $14.50	•	902661826	US9026618267
*	Bloomberg, L.P.
**	Actual Maximum Gain and Maximum Payment at Maturity per $10.00 Security will be set on the Trade Date.
***	The Trigger Level will be determined on the Trade Date and will be set equal to 70% of the Index Starting Level.

See “Additional Information about UBS and the ROS” on page 2. The ROS will have the terms specified in the ROS CP product supplement and accompanying prospectus, as supplemented by the Index supplement and this free writing prospectus. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page PS-12 of the ROS CP product supplement for risks related to an investment in the ROS. Your ROS do not guarantee a return of principal. An Index Return of less than -30% will result in a loss of principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus, the ROS CP product supplement, the Index supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	$10.00	$0.25	$9.75
Total

UBS Financial Services Inc.	UBS Securities LLC

Additional Information about UBS and the ROS

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the ROS and an Index supplement for various securities we may offer, including the ROS), with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the ROS CP product supplement and the Index supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement for ROS with Contingent Protection dated January 21, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000099/v137167_690304-424b2.htm

♦	Index supplement dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000044/v128784_690258-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this free writing prospectus, “ROS” and “Securities” refers to the Return Optimization Securities with Contingent Protection that are offered hereby, unless the context otherwise requires. Also, references to the “ROS CP product supplement” mean the UBS product supplement for Return Optimization Securities with Contingent Protection, dated January 21, 2009, references to the “Index supplement” mean the UBS Index supplement, dated January 13, 2009, and references to “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 13, 2009.

Investor Suitability

The ROS may be suitable for you if:

♦	You believe that the Index will appreciate moderately — meaning that you believe the Index will appreciate over the term of the ROS, although such appreciation is unlikely to exceed an amount equal to the Maximum Gain
♦	You are willing and able to lose up to 100% of your principal amount if the Index Return is less than -30%
♦	You seek an investment that offers contingent protection when the ROS are held to maturity
♦	You do not seek current income from this investment
♦	You are willing to hold the ROS to maturity, a term of 3 years, and are willing to accept that there may be no secondary market for the ROS
♦	You are willing to invest in the ROS based on the Maximum Gain, which will be determined on the Trade Date
♦	You are willing to forgo dividends or other distributions paid on the stocks included in the Index
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the ROS

The ROS may not be suitable for you if:

♦	You do not believe the Index will appreciate over the term of the ROS, or you believe the Index will appreciate by more than the Maximum Gain
♦	You seek an investment that is 100% principal protected
♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation
♦	You seek current income from this investment
♦	You are unable or unwilling to hold the ROS to maturity, a term of 3 years
♦	You seek an investment for which there will be an active secondary market
♦	You are unable or unwilling to assume the credit risk associated with UBS, as Issuer of the ROS

The investor suitability considerations identified above are not exhaustive. Whether or not the ROS are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the ROS in light of your particular circumstances. You should also review “Key Risks” on page 4 of this free writing prospectus and the more detailed “Risk Factors” beginning on PS-12 of the ROS CP product supplement for risks related to an investment in the ROS.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Issue Price	$10.00 per ROS
Term	3 years
Maximum Gain	40% to 45%. The actual Maximum Gain will be set on the Trade Date
Multiplier	1.5
Payment at Maturity(1) (per $10.00)	If the Index Return (as defined below) multiplied by the Multiplier is equal to or greater than the Maximum Gain, you will receive:
$10.00 + ($10.00 × Maximum Gain)
If the Index Return is positive and when multiplied by the Multiplier is less than the Maximum Gain, you will receive:
$10.00 + ($10.00 × 1.5 × Index Return)
If the Index Return is between 0% and -30% (inclusive), you will receive 100% of your principal.
If the Index Return is less than -30%, you will lose 1% of your principal (or a fraction thereof) for each percentage point (or a fraction thereof) that the Index Return is below 0%.
Accordingly, if the Index has declined by more than 30% at the time of maturity of your ROS, you may lose up to 100% of your principal.
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	The closing level of the Index on the Trade Date
Index Ending Level	The closing level of the Index on the Final Valuation Date
Trigger Level	An Index level to be determined on the Trade Date set equal to 70% of the Index Starting Level

Determining Payment at Maturity

If the Index Return is less than -30% you will lose 1% (or a fraction thereof) on the principal amount of your ROS for every 1% (or a fraction thereof) the Index Return is below 0%. Accordingly, for each $10.00 invested, your payment at maturity will be calculated as follows:

$10.00 + ($10.00 × Index Return)

As such, you could lose up to 100% of your principal depending on how much the Index declines over the term of the ROS.

(1)	Contingent protection is provided by UBS and, therefore, is dependent on the ability of UBS to satisfy its obligations when they come due.

Key Risks
♦	Contingent principal protection only if you hold the ROS to maturity — You may be entitled to receive at least the principal amount of your ROS under certain limited circumstances only if you hold your ROS to maturity. The market value of the ROS may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your ROS in the secondary market prior to maturity, you will not receive any principal protection on the portion of your ROS sold. You should be willing to hold your ROS to maturity.
♦	At maturity, you risk losing some or all of your principal — If the Index Return is less than -30% you will lose 1% (or a fraction thereof) of your principal for each 1% (or fraction thereof) that the Index Return is less than 0%. Accordingly, if the level of the Index has declined by more than 30% as of the Final Valuation Date, you risk losing 100% of your principal.
♦	Your return potential is limited — If the Index Return is positive, the Index Return will be multiplied by the Multiplier, subject to the Maximum Gain on the ROS. Therefore, you will not benefit from any positive Index Return, multiplied by the Multiplier, in excess of the Maximum Gain.
♦	No interest or dividend payments — You will not receive any periodic interest payments on the ROS and you will not receive any dividend payments or other distributions on the securities included in the Index (the “Index constituent stocks”).
♦	There may be little or no secondary market for the ROS — The ROS will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the ROS will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the ROS, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your ROS prior to maturity could be at a substantial discount from the initial price to public, and as a result, you may suffer substantial loss.
♦	Owning the ROS is not the same as owning the Index — The return on your ROS may not reflect the return you would realize if you actually owned the Index or the Index constituent stocks. For example, you will not receive or be entitled to receive any dividend payments or other distributions over the life of the ROS.
♦	Credit of issuer — The ROS are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ROS, including any principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the ROS and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the ROS.
♦	Price prior to maturity — The market price of the ROS will be influenced by many unpredictable and interrelated factors, including the level of the Index; the volatility of the Index; the dividend rate paid on the Index; the time remaining to the maturity of the ROS; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the ROS in the secondary market is likely to be lower than the initial price to public since the initial price to public included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the ROS.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the index and/or over-the-counter options, futures or other instruments with return linked to the performance of the Index, may adversely affect the market price of the Index and, therefore, the market value of the ROS.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the Index constituent stocks, which may present a conflict between the obligations of UBS and you, as a holder of the ROS. The calculation agent, an affiliate of the issuer, will determine the Index Return and payment at maturity based on observed levels of the Index in the market. The calculation agent can postpone the determination of the Index or the Maturity date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the ROS, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the applicable index or Index constituent stocks, and therefore the market value of the ROS.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the ROS are uncertain. You should consult your own tax advisor about your own tax situation. See “What Are the Tax Consequences of the ROS” on page 7.
♦	Potential return only at maturity — You can only earn the potential return if you hold your ROS to maturity.
♦	The return on your ROS reflects a price return, not a total return — The return on your ROS is based on the performance of the Index, which reflects the changes in the market prices of the Index constituent stocks. This is known as a ”price return“ index or strategy. The return on your ROS does not reflect a “total return” index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on the Index constituent stocks.

ROS Linked to S&P 500® Index

The Standard and Poor’s 500® Index (the “Index”) is published by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. As discussed more fully in the index supplement under the heading “Underlying Indices and Underlying Index Publishers — S&P 500® Index,” the Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stock of 500 similar companies during the base period of the years 1941 through 1943. Ten main groups of companies comprise the Index, with the number of companies included in each group as of February 24, 2010 indicated below: Consumer Discretionary (80); Consumer Staples (42); Energy (39); Financials (79); Health Care (52); Industrials (59); Information Technology (74); Materials (31); Telecommunications Services (9); and Utilities (35).

The information on the Index provided in this document should be read together with the discussion under the heading “Underlying Indices and Underlying Index Publishers — S&P 500® Index” beginning on page IS-12 of the Index Supplement.

The graph below illustrates the performance of the Index from January 31, 2000 to February 24, 2010, as well as the Trigger Level of 773.67, assuming an Index Starting Level of 1105.24, which was the closing level of the Index on February 24, 2010 (the actual Index Starting Level and Trigger Level will be determined on the Trade Date). The historical levels of the Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

Hypothetical Examples and Return Table of the ROS at Maturity

The examples and tables below illustrate the Payment at Maturity for a $10.00 Security on a hypothetical offering of the ROS, with the following assumptions:*

Investment Term:	3 years
Index Starting Level:	1105.24
Trigger Level:	773.67 (70% of Index Starting Level)
Maximum Gain:	42.50%
Range of Index Performance:**	50% to -50%
Observation Period:	Final Valuation Date
*	The actual Trigger Level and Maximum Gain will be set on the Trade Date.
**	The Index Return range is provided for illustrative purposes only. The actual Index Return may be below -50% and you therefore may lose up to 100% of your investment in the ROS.

Index Ending Level	Index Return(1)	Payment at Maturity	Securities Total Return at Maturity
1657.86	50.0%	$14.25	42.50%
1602.60	45.0%	$14.25	42.50%
1547.34	40.0%	$14.25	42.50%
1492.07	35.0%	$14.25	42.50%
1436.81	30.0%	$14.25	42.50%
1381.55	25.0%	$13.75	37.50%
1326.29	20.0%	$13.00	30.00%
1271.03	15.0%	$12.25	22.50%
1160.50	5.0%	$10.75	7.50%
1105.24	0.0%	$10.00	0.00%
1049.98	-5.0%	$10.00	0.00%
939.45	-15.0%	$10.00	0.00%
884.19	-20.0%	$10.00	0.00%
828.93	-25.0%	$10.00	0.00%
773.67	-30.0%	$10.00	0.00%
718.41	-35.0%	$6.50	-35.00%
663.14	-40.0%	$6.00	-40.00%
607.88	-45.0%	$5.50	-45.00%
552.62	-50.0%	$5.00	-50.00%
(1)	The Index Return excludes any cash dividend payments.

Example 1 — On the Final Valuation Date, the Index closes 5% above the Index Starting Level. Since the Index Return is 5%, you will receive 1.5× the Index Return, or a 7.50% total return, and the payment at maturity per $10.00 principal amount of the ROS will be calculated as follows:

$10.00 + ($10.00 × 1.5 × 5%) = $10.00 + $0.75 = $10.75

Example 2 — On the Final Valuation Date, the Index closes 50% above the Index Starting Level. Since 1.5x the Index Return of 50% is more than the Maximum Gain of 42.50%, you will receive the Maximum Gain of 42.50%, and the payment at maturity is equal to $14.25 per $10.00 principal amount of ROS

Example 3 — On the Final Valuation Date, the Index closes 15% below the Index Starting Level. Since the Index Return is -15%, which is above the Trigger Level of 70%, the payment at maturity is equal to $10.00 per $10.00 principal amount of ROS

Example 4 — On the Final Valuation Date, the Index closes 40% below the Index Starting Level. Since the Index Return is -40%, which is below the Trigger Level of 70%, the payment at maturity per $10.00 principal amount of ROS is as follows:

$10.00 + ($10.00 × -40%) = $6.00

Accordingly, if the Index closes below the Trigger Level on the Final Valuation Date, you may lose up to 100% of your principal.

What Are the Tax Consequences of the ROS?

The United States federal income tax consequences of your investment in the ROS are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-29 of the ROS CP product supplement and discuss the tax consequences of your particular situation with your tax advisor.

Pursuant to the terms of the ROS, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your ROS as a pre-paid derivative contract with respect to the Index. If your ROS are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your ROS in an amount equal to the difference between the amount you receive at such time and the amount you paid for your ROS. Such gain or loss should generally be long-term capital gain or loss if you have held your ROS for more than one year.

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your ROS in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the ROS, it is possible that your Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-30 of the ROS CP product supplement.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of December 31, 2009 (unaudited)	CHF	USD
	(in millions)
Debt
Short term debt issued(1)	86,843	83,875
Long term debt issued(1)	143,683	138,773
Total debt issued(1)	230,526	222,648
Minority Interest(2)	7,620	7,360
Shareholders’ Equity	41,013	39,612
Total capitalization	279,159	269,620

(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position based on remaining maturities.
(2)	Includes Trust Preferred Securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.96583 (the exchange rate in effect as of December 31, 2009).

Supplemental Plan of Distribution

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Securities, thus creating an additional conflict of interest within the meaning of Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell the ROS in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Structured Product Categorization

To help investors identify appropriate investment products (“structured products”), UBS organizes its structured products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The ROS are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or exchange traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.